Exhibit 99.1

Medicure Reports Financial Results for Quarter and Year Ended December 31, 2015

WINNIPEG, March 30, 2016 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the year ended December 31, 2015.

Year and Quarter Ended December 31, 2015 Highlights:

•	Recorded net revenue of $22.1 million during the year ended December 31, 2015, an increase of 162% compared to $8.4 million for the comparable period in the previous year[1];
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[2] for the year ended December 31, 2015 was $9.0 million compared to $2.9 million for the comparable period in the previous fiscal year;
•	Net income for the year ended December 31, 2015 was $1.7 million, compared to $463,000 for the comparable period in the previous year;
•	Recorded net revenue of $9.5 million during the quarter ended December 31, 2015, compared to $2.4 million for the comparable period in the previous year[1].

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the year ended December 31, 2015 was $22.1 million compared to $8.4 million for the twelve months ended December 31, 2014, an increase of 162%.  Revenue for the three months ended December 31, 2015 was $9.5 million compared to $2.4 million for the three months ended December 31, 2014.

The increase in revenue compared to the previous year and the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the period.  The Company's commercial team continues to work on further expanding its customer base.

EBITDA for the year ended December 31, 2015 after adjusting for $1.5 million of share-based compensation (a non-cash expense item) and $2.1 million relating to the one-time sNDA filing, was $9.0 million compared to adjusted EBITDA of $2.9 million for the twelve months ended December 31, 2014.

Net income for the year ended December 31, 2015 was $1.7 million or $0.12 per share, compared to $463,000 or $0.04 per share for the twelve months ended December 31, 2014.  The increase in net income is primarily the result of significantly higher revenues during 2015, as well as the reversal of a previous write-down of AGGRASTAT intangible assets totaling $788,000 and a recovery of income taxes of $379,000 during the year ended December 31, 2015.  The increase was partially offset by higher selling, general and administration expenses, a non-cash finance expense of $3.8 million resulting from an increase in the value of the Company's royalty obligation due to expected increases in AGGRASTAT sales, and investment structuring services income recorded during 2014 pertaining to the Apicore transaction. The increase in selling, general and administration expenses is primarily due to an increased number of staff resulting in higher personnel expenses, including stock-based compensation of $1.5 million (a non-cash expense), and higher selling costs associated with the growth in AGGRASTAT revenues.

At December 31, 2015, the Company had cash totaling $3.6 million compared to $494,000 as of December 31, 2014. The increase in cash is due to the $3.6 million (net) private placement financing completed by the Company in June 2015 and higher net income, after adjusting for non-cash items and higher accounts payable and accrued liabilities at December 31, 2015, partially offset by higher accounts receivable.  Cash flows from operating activities for the year ended December 31, 2015 were $143,000 compared to $336,000 for the twelve months ended December 31, 2014.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) In December of 2014, the Company announced a change in its financial year-end from May 31 to December 31.  As a result of the change in year-end, the Company filed audited consolidated financial statements for the seven month period ended December 31, 2014.  The information contained in this press release for the three and twelve months ended December 31, 2014 are considered estimates and are unaudited due to the change in year.

(2) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the year ended December 31, 2015 and the twelve months ended December 31, 2014 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Fiscal Year 2015 Results
Date:  Thursday March 31, 2016
Time: 7:30 am Central Time (8:30 am Eastern Time)
Canada Toll Free: 1 (888) 465-5079 (Canada Toll: 1 (416) 216-4169)
U.S. Toll Free: 1 (888) 545-0687
Passcode: 6781 009#

Webcast:  This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following: http://www.medicure.com/investors.html

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2015.

MEDICURE INC.
Consolidated Statements of Financial Position
(expressed in Canadian dollars)
As at December 31, 2015 and 2014 and May 31, 2014

	December 31, 2015	December 31, 2014	May 31, 2014
Assets
Current assets:
Cash	$3,568,592	$493,869	$234,297
Accounts receivable	9,823,616	1,637,676	947,602
Inventories	2,289,275	1,099,576	765,653
Prepaid expenses	1,767,071	642,976	206,188
Total current assets	17,448,554	3,874,097	2,153,740

Non-current assets:
Property and equipment	230,162	33,161	20,681
Intangible assets	1,411,992	1,096,946	1,433,158
Investment in Apicore	1,559,599	1,361,824	-
Long-term derivative	227,571	194,491	-
Deferred tax assets	379,000	-	-
Total non-current assets	3,808,324	2,686,422	1,453,839

Total Assets	$21,256,878	$6,560,519	$3,607,579

Liabilities and Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	$7,079,091	$3,248,877	$2,705,898
Current portion of long-term debt	1,625,191	654,877	-
Current portion of royalty obligation	1,648,180	473,744	317,006
Total current liabilities	10,352,462	4,377,498	3,022,904

Non-current liabilities:
Long-term debt	2,617,593	4,225,949	4,847,279
Royalty obligation	3,725,272	1,715,310	1,461,572
Other long-term liability	100,000	152,778	152,778
Total non-current liabilities	6,442,865	6,094,037	6,461,629

Total liabilities	16,795,327	10,471,535	9,484,533

Equity (deficiency)
Share capital	121,413,777	117,045,763	117,036,672
Warrants	101,618	-	-
Contributed surplus	6,789,195	5,360,748	4,743,035
Accumulated other comprehensive income	1,104,388	298,329	154,791
Deficit	(124,947,427)	(126,615,856)	(127,811,452)
	4,461,551	(3,911,016)	(5,876,954)

Total Liabilities and equity (deficiency)	$21,256,878	$6,560,519	$3,607,579

MEDICURE INC.
Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013
Revenue
Product sales, net	$22,083,128	$5,264,395	$5,050,761	$2,602,700

Cost of goods sold	2,259,867	600,574	868,122	665,896
Gross Profit	19,823,261	4,663,821	4,182,639	1,936,804

Expenses
Selling, general and administrative	10,237,116	3,231,392	3,624,695	2,322,840
Research and development	4,865,255	783,130	688,671	1,700,479
	15,102,371	4,014,522	4,313,366	4,023,319

Income (loss) before the undernoted	4,720,890	649,299	(130,727)	(2,086,515)

Other expenses (income)
Reversal of impairment loss	(788,305)	-	-	-
Investment structuring services	-	(1,385,099)	-	-
Revaluation of long-term derivative	(33,080)	81,431	-	-
Loss on settlements of debt	60,595	-	-	-
	(760,790)	(1,303,668)	-	-

Finance expense (income)
Finance expense, net	4,123,452	729,657	1,808,987	466,273
Foreign exchange loss (gain), net	68,799	27,714	(5,618)	21,516
	4,192,251	757,371	1,803,369	487,789

Net income (loss) before income taxes	1,289,429	1,195,596	(1,934,096)	(2,574,304)

Income tax recovery	379,000	-	-	-

Net income (loss)	$1,668,429	$1,195,596	$(1,934,096)	$(2,574,304)

Translation adjustment	806,059	143,538	86,679	(34,697)

Comprehensive income (loss)	$2,474,488	$1,339,134	$(1,847,417)	$(2,609,001)

Basic earnings (loss) per share	$0.12	$0.10	$(0.16)	$(0.21)
Diluted earnings (loss) per share	$0.11	$0.09	$(0.16)	$(0.21)

Weighted average number of common shares used in
computing basic earnings (loss) per share	13,461,609	12,204,827	12,196,745	12,196,508

Weighted average number of common shares used in
computing diluted earnings (loss) per share	15,765,570	13,843,126	12,196,745	12,196,508

MEDICURE INC.
Consolidated Statements of Cash Flow
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013
Cash provided by (used in):
Operating activities:
Net income (loss)	$1,668,429	$1,195,596	$(1,934,096)	$(2,574,304)
Adjustments for:
Income tax recovery	(379,000)	-	-	-
Reversal of impairment loss	(788,305)	-	-	-
Investment structuring services	-	(1,552,771)	-	-
Revaluation of long-term derivative	(33,080)	81,431	-	-
Loss on settlements of debt	60,595	-	-	-
Amortization of property and equipment	31,544	5,033	7,727	11,500
Amortization of intangible assets	659,390	428,116	553,542	525,482
Stock-based compensation	1,460,316	620,705	295,144	102,993
Write-up (write-down) of inventory	40,920	(80,874)	22,209	19,639
Write-down of intangible assets	-	-	-	62,133
Finance expense, net	4,123,452	729,657	1,808,987	466,273
Difference between fair value of other
long-term liability and funding received	47,222	-	(14,483)	(32,739)
Unrealized foreign exchange loss (gain)	111,817	(27,892)	5,303	(3,011)
Change in the following:
Accounts receivable	(8,185,940)	(690,074)	(514,986)	(12,419)
Inventories	(1,230,619)	(253,049)	114,937	(380,113)
Prepaid expenses	(1,124,095)	(436,788)	(176,733)	95,629
Accounts payable and accrued liabilities	4,637,217	639,573	407,966	889,981
Other long-term liability	-	-	-	200,000
Interest paid	(314,300)	(225,459)	(299,346)	(273,417)
Royalties paid	(642,768)	(156,722)	(165,291)	(88,105)
Cash flows from (used in) operating activities	142,795	276,482	110,880	(990,478)

Investing activities:
Acquisition of property and equipment	(226,570)	(16,713)	(5,513)	(3,108)
Acquisition of intangible assets	-	(7,206)	-	(4,289)
Cash flows used in investing activities	(226,570)	(23,919)	(5,513)	(7,397)

Financing activities:
Issuance of common shares, net of share issue costs	3,630,324	-	-	-
Exercise of stock options	33,165	6,099	2,000	-
Exercise of warrants	150,245	-	-	-
Repayment of long-term debt	(694,444)	-	-	-
Cash flows from financing activities	3,119,290	6,099	2,000	-

Foreign exchange gain on cash held in foreign currency	39,208	910	315	145

Increase (decrease) in cash	3,074,723	259,572	107,682	(997,730)

Cash, beginning of period	493,869	234,297	126,615	1,124,345

Cash, end of period	3,568,592	493,869	234,297	126,615

Supplementary Information
Non-cash investing activities:
Investment structuring services	$-	$1,552,771	$-	$-

Non-cash financing activities:
Shares issued on debt settlements	$624,029	$-	$-	$-
Warrants issued as share issue costs	$232,571	$-	$-	$-

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 30-MAR-16